Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

February 20, 2008

08000992

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release issued February 19, 2008 and the accompanying Material Change Report Form 52-102F3.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

Encl.

PROCESSED
MAR 04 2008
THOMSON
FINANCIAL

dw 2/29

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

(the "Company" or "Imperial")

Item 2 Date of Material Change

February 19, 2008

Item 3 News Release

February 19, 2008 – Vancouver, British Columbia

A news release was issued through Marketwire February 19, 2008 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

The Company reported that the collective bargaining agreement at its Mount Polley Mine has been extended until December 31, 2012. The extension was ratified on February 15, 2008 by unionized employees represented by the United Steelworkers Union – Local 1-425. The labour agreement was originally scheduled to expire on December 31, 2009. The extension includes wage adjustments that will improve Mount Polley's ability to recruit and retain workers in a highly competitive labour market.

Item 5 Full Description of Material Change

The Company reported that the collective bargaining agreement at its Mount Polley Mine has been extended until December 31, 2012. The extension was ratified on February 15, 2008 by unionized employees represented by the United Steelworkers Union – Local 1-425. The labour agreement was originally scheduled to expire on December 31, 2009. The extension includes wage adjustments that will improve Mount Polley's ability to recruit and retain workers in a highly competitive labour market.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 19th day of February, 2008.

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Employees at Mount Polley Mine Ratify Extension to Collective Agreement

Vancouver, BC – February 19, 2008 – **Imperial Metals Corporation (TSX:III)** reports that the collective bargaining agreement at its Mount Polley Mine has been extended until December 31, 2012. The extension was ratified on February 15, 2008 by unionized employees represented by the United Steelworkers Union – Local 1-425. The labour agreement was originally scheduled to expire on December 31, 2009. The extension includes wage adjustments that will improve Mount Polley's ability to recruit and retain workers in a highly competitive labour market.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine in northern British Columbia, the development stage Red Chris property in northwest British Columbia, and the Sterling gold mine in southwest Nevada.

Contact: Brian Kynoch, President 604.669.8959; Sabine Goetz, Investor Relations 604.488.2657
// website: www.imperialmetals.com // email: info@imperialmetals.com

END